Exhibit 21.1

Subsidiaries of Celsius Holdings, Inc.

Entity	Jurisdiction of Organization

Celsius Netshipments, Inc.	Florida

Celsius, Inc.	Nevada

Celsius Asia Holdings Ltd.	Hong Kong

Celsius China Holdings Ltd.	Hong Kong

Celsius (Beijing) Beverage Co. Ltd	China